File No. 82-34834

NEWALTA

06013095

SUPPL

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces April Distribution

CALGARY, Alberta, Canada, April 17, 2006 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 16.5 cents per trust unit for the month of April 2006, payable on May 15, 2006, to all unitholders of record on April 28, 2006. The ex-distribution date is April 26, 2006.

Based on the April 17, 2006 closing price of $30.22 per trust unit, the April distribution represents an annualized cash-on-cash yield of approximately 6.6%.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

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